Item 1 (a). Name of Issuer:
United Wisconsin Services

Item 1 (b). Address of Issuer's Principal Executive Offices:
401 West Michigan Street, Milwaukee, Wisconsin 53203

Item 2 (a). Name of Person Filing.
Northern Capital Management, Inc.

Item 2 (b). Address of Principal Business Office, or, if none, Residence:
8018 Excelsior Drive, Suite 300
Madison, Wisconsin 53717-1951

Item 2 (c). Citizenship
A Wisconsin State Corporation and Investment Advisor.

Item 2 (d). Title of Class of Securities
Common Stock.

Item 2 (e). CUSIP Number
913236105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
        (a)  N/A
        (b)  N/A
        (c)  N/A
        (d)  N/A
        (e) Yes-Invsmnt Adviser registered under section 203 of the Invsmnt Advisers Act
        (f)  N/A
        (g)  N/A
        (h)  N/A

Item 4. Ownership
(a) Amount Beneficially Owned is 172,805 shares
(b) Percent of Class is 1.05%
(c) Number of shares as to which such person has:
    (i)   sole power to vote or to direct the vote of 172,805 shares
    (ii)  -0-
    (iii) sole power to dispose or to direct the disposition of 172,805 shares
    (iv)  -0-

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: X-YES

Item 6. Ownership of More than Five Percent on Behalf of Another Person
N/A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A.

Item 8. Identification and Classification of Members of the Group
N/A.

Item 9. Notice of Dissolution of Group
N/A.

Item 10. Certification
The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.

DATE:  March 19, 1998
SIGNATURE:  Joan J. Worden
NAME/TITLE  Joan J. Worden, Compliance Officer


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